August 25, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	AmTrust Financial Services, Inc.
Annual Report on Form 10-K for Fiscal Year ended December 31, 2007
Quarterly Report on Form 10-Q for the Period ended March 31, 2008
File No. 001-33143

Dear Mr. Rosenberg:

We are in receipt of your letter dated August 6, 2008 (the “Comment Letter”) setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) and the Quarterly Report on Form 10-Q for the period ended March 31, 2008 (the “2008 Form 10-Q”) of AmTrust Financial Services, Inc. (“AmTrust” or the “Company”).

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

1.	Form 10-K for Fiscal Year Ended December 31, 2007; Cover Page

We note your statement on the cover page of the Form 10-K that the aggregate market value of the voting common stock held by your non-affiliates on June 30, 2006 is not applicable as you were was not publicly traded as of June 30, 2006. The requirement applies to the price at which your common equity was last sold as of the last business day of your most recently completed second fiscal quarter.

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 25, 2008

We acknowledge that our Form 10-K for the annual period ended December 31, 2007 inadvertently was not updated from our Form 10-K for the annual period ended December 31, 2006 to properly disclose the aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2007. In future Form 10-K filings, we will be careful to make this disclosure as required by the instructions to Form 10-K.

2.	Form 10-K for Fiscal Year Ended December 31, 2007; Item 1. Business;
Loss Reserves, page 17

You disclose in several sections of the filing you “utilize the services of an independent consulting actuary to assist in the evaluation of the adequacy of our reserves for loss and loss adjustment expenses”. While you are not required to make reference to the use of independent consulting actuary, when you do, you must also disclose the name of the independent consulting actuary. If you include their name in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consent.

Our reference to our independent consulting actuary was not intended to indicate that we rely on the independent consulting actuary to determine the adequacy of our reserves for loss and loss adjustment expenses. Therefore, we will revise future filings to remove the reference to the independent consulting actuary.

3.	Form 10-K for Fiscal Year Ended December 31, 2007; Loss Reserve Development, page 23

Please revise your disclosure to provide a full discussion of the trends depicted in the loss development table including any changes in reinsurance agreements as required by Industry Guide 6.

The Company has reviewed it disclosures regarding Loss Reserves as well as the Reconciliation of Loss and Loss Adjustment Expense Reserves and Loss Development on pages 17 through 24 of the Company’s Annual Report of Form10-K for the period ended December 31, 2007. The Company believes that these disclosures, taken as a whole, encompass the requirements of Industry Guide 6, including the instruction therein to “include an explanation of the data [as set forth in the Loss Reserve Development Table] which will disclose the effects of unusual circumstances, for example changes in reinsurance agreements, which might distort the data.” We have disclosed that the data for the period from 1997 through 2000 includes the development of business written by the Company’s affiliates, Technology Insurance Company, Inc. and Rochdale Insurance Company, before the Company was managed by its current management. We do not believe that there have been any other unusual circumstances which have or might distort the data. We note that the Company disclosed that it entered into a 40% Quota Share Reinsurance Agreement with Maiden Insurance Company, Ltd. (the “Maiden Quota Share”) effective July 1, 2007. The Maiden Quota Share covers losses only on a prospective basis and does not distort the data presented in the table. Notwithstanding the foregoing, in future filings, we will include a more detailed discussion of whether the Company believes that the data discloses any trends in our loss development and whether there are circumstances which may distort the data.

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 25, 2008

4.	Form 10-K for Fiscal Year Ended December 31, 2007; Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 58

We refer to the disclosure on page 2 of your form 10-K that you repurchased 5,000 shares of common stock related to the November 2007 authorization of a share repurchase program. Please provide the tabular disclosure required by Item 703 of Regulation S-K regarding purchases of equity securities by the issuer.

We acknowledge that the tabular disclosure required by Item 703 of Regulation S-K inadvertently was omitted. The required table is set forth here:

Period	Total Number of Shares Purchased	Average Price Paid per share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plan
November 1 - 30, 2007	5,000	$11.83	5,000	$41,241,150
Total	5,000	$11.83	5,000	$41,241,150

Although this disclosure was inadvertently omitted in Item 5, a disclosure was made in both Item 1 “Business” and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operation” to disclose this event. Because the Company only repurchased a small number of shares, we do not believe that omission of the disclosure in the required format is material. In future filings, we will properly disclose any share repurchases as required by Item 703 and the instructions to Form 10-K.

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 25, 2008

5.
Form 10-K for Fiscal Year Ended December 31, 2007; Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Results of Operations; Consolidated Results of Operations, page 72

Your discussion of the item “Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expense less Ceding Commission” appears to be disclosure of a non-GAAP financial measure. Please revise your disclosure here and in your discussion of segment results to be consistent with how you present revenues and expenses on your consolidated statements of income or explain to us how this financial measure meets the requirements of Item 10(e) of Regulation S-K.

For discussion purposes, the Company combines “policy acquisition costs”, “salaries and benefits” and “other insurance general and administrative expense” less “ceding commission,” each of which is reported separately in its Consolidated Statement of Income, because the sum of these four items divided by net earned premium determines the Company’s net expense ratio. Net expense ratio, which measures the Company’s efficiency, is one of the most important measures of performance for both management and investors. We note that our peer companies typically combine the component parts of the net expense ratio into one line item in their revenue and expense statement. We believe that by breaking out each of the component items of the Company’s expense ratio in the tables for the results of operations, our disclosure provides investors with a more precise and informative presentation of the Company’s expenses.

In future filings, we will revise our discussion of the item “Policy Acquisition Expense, Salaries and Benefits and Other Insurance General and Administrative Expense less Ceding Commission to indicate that we combine these items for discussion purposes because the sum of these items is used to calculate our expense ratio.

6.
Your segment disclosure quantifies and discusses “underwriting income” and “income from operations excluding investment income.” We believe these measures are considered non-GAAP measures because both exclude amounts that are included in the most directly comparable GAAP measure. Disclosure of a non-GAAP measure is permissible if it is a measure of segment profit or loss that is regularly reviewed by the chief operating decision maker. However, we could not find any disclosure that “underwriting income” or income from operations excluding investment income” is a segment measure in Note 23 to the Consolidated Financial Statements. Based on disclosure in your segment note it appears that you evaluate segment performance based income from continuing operations. The measures “underwriting income” and “income from operations excludes investment income” eliminate certain recurring items such as investment income, realized gains (losses), other revenue and other underwriting expense, which appears to be inconsistent with how you evaluate operating segment performance. The acceptability of a non-GAAP financial measure that eliminates recurring items form the most comparable GAAP measure depends on all facts and circumstances. We believe this presentation falls within the guidelines of question 21 of “Frequently Asked Questions Regarding the use of Non-GAAP Measures”. Excluding investment income, realized investment gains (losses), other revenue, and other underwriting expense appear to have the following attributes:

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 25, 2008

•	There is a past pattern of these items occurring in each reporting period;
•	The financial impact of these items will not disappear or become immaterial in the future; and,
•	There is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions as to the usefulness of these measures for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8, 9 and 21 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”. Please revise your MD&A disclosure to be consistent with the measure used to evaluate segment performance as disclosed in Note 23.

We believe that “underwriting income”, which measures the Company’s income from the insurance policies and contracts it has issued, prior to consideration of investment income, is one of the most important measures of the performance of the Company’s insurance business. It enables both management and investors to determine whether the Company is adequately underwriting and pricing its products and efficiently administering its business. The Company’s management regularly reviews underwriting income in assessing segment performance and in making decisions regarding the allocation of resources among segments. In our Quarterly Report on Form 10-Q for the period ended June 30, 2008, we have revised Note 15 [Segments] to the Company’s Condensed Consolidated Financial Statements to disclose that “management reviews the performance of underwriting income in assessing the performance of and making decisions regarding the allocation of resources to the segments.”

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 25, 2008

We considered the Staff’s response to Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Measures”, in which the Staff indicates that it is not appropriate to use a non-GAAP measure to attempt to smooth earnings and its response to Question 9, which indicates that the Staff objects to the classification of recurring items as non-recurring. We note, as stated above, that the Company utilizes underwriting income to measure performance of its insurance business by isolating the items that are relevant to that performance, not to eliminate “recurring items” in its evaluation and presentation of results or to “smooth earnings. Based on the factors which the Staff has identified as relevant to the use of a non-GAAP measure, including the use of the measure by management to evaluate its business, we believe the presentation of underwriting income is appropriate.

In our Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed on August 11, 2008, we revised the Company’s disclosure in the “Segment” footnote to include a table that is more comparable with the Company’s presentation of its income statement. The revised table permits investors to reconcile gross premium written, underwriting income and net income at the segment level. As presented in our June 30, 2008 Form 10-Q, the Segment footnote is consistent with the discussion of underwriting income in the Management’s Discussion and Analysis. We believe this presentation falls within the guidelines of question 21 of “Frequently Asked Questions Regarding the Use of Non-GAAP Measures.” Based on the foregoing, the Company believes that its disclosure and discussion of underwriting income is useful to investors.

7.	Form 10-K for Fiscal Year Ended December 31, 2007; Consolidated Financial Statements; Notes to Consolidated Financial Statements; 2. Significant Accounting Policies; Reinsurance, page F-10

It appears that you account for commissions on business ceded as a reduction of the related policy acquisition costs to be recognized through reduced amortization in future periods. However in 2007, you recognized $59.1 million as ceding commission income out of the $76.6 million of ceding commission received from Maiden, which appears to be inconsistent with your accounting policy for commissions on business ceded. Please tell us more specifically your basis for this accounting treatment. Provided to us a more detailed description and quantification of your application of SFAS 113 in accounting for the Maiden reinsurance arrangements (e.g. use of the interest or recovery method in accounting for retroactive provisions in the reinsurance contract). Also, revise your disclosure to describe the methods used for related income recognition for all reinsurance ceded arrangements, as required by paragraph 27 of SFAS 113.

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 25, 2008

The Company’s Significant Accounting Policies footnote [Notes to the Consolidated Financial Statements, Footnote 2] distinguish between ceding commission related to the Maiden Quota Share (“Ceding Commission - related party”, p. F-8) and ceding commission from third party excess of loss reinsurance “Reinsurance”, p. F-10). Prior to the Maiden Quota Share, the Company retained virtually all of the primary risk on the insurance policies it wrote and used excess of loss reinsurance to limit its maximum exposure on any one loss. The Maiden Quota Share was a departure from that philosophy in that it is a quota-share treaty in which Maiden reinsures 40% of the risk on the associated subject premium within the Company’s retention. The Company believes that the distinction between ceding commission related to the Maiden Quota Share and ceding commission related to the Company’s other third party reinsurance provides investors with useful information regarding the Company’s relationship with Maiden Insurance and the effects of that relationship on the financial position of the Company, which would not be readily available if the Maiden ceding commission was not reported separately.

Regarding SFAS 113 and, specifically, its provisions for retroactive reinsurance, the Maiden Quota Share, as well as all of the Company’s other reinsurance agreements, are accounted for using prospective accounting treatment. None of the company’s reinsurance agreements are retroactive.

Regarding the disclosure of the “methods used for income recognition on reinsurance contacts” required by paragraph 27 of SFAS 113, ceding commissions related to the Maiden Quota Share are earned in a manner consistent with the recognition of the costs of the reinsurance, which, generally, are recognized on a pro-rata basis over the unexpired terms of the policies reinsured. The Company will include the required disclosure in all future filings.

8.	Form 10-K for Fiscal Year Ended December 31, 2007; 23. Segments, page F-41

Please revise your disclosure so that the amounts for operating income from continuing operations for years ended December 31, 2007 and 2006 are consistent with the corresponding amounts in your consolidated statements of operations and the amount for total assets at December 31, 2006 is consistent with the corresponding amount in your consolidated balance sheet. This comment also applies to your operating income from continuing operations for the quarter ended March 31, 2008.

We acknowledge that the line item “Operating income from continuing operations” in Note 23 [Segment footnote] to the Company’s Consolidated Financial Statements should have been described as “Income from continuing operations before income tax expense and minority interest”, which is the correct corresponding line item in the Company’s Consolidated Statements of Income. As discussed in the response to Question 6, the Company, in its Quarterly Report on Form 10-Q for the period ended June 30, 2008, has revised the tables in the Segment footnote [Note 15] to be more comparable on a line by line basis with the Company’s income statement. In connection therewith, the line item “Operating income from continuing operations” is not included in the Segment footnote. In future filings, we will seek to avoid inconsistency between the description of items in the Segment footnote and the Company’s consolidated financial statements.

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 25, 2008

9.	Form 10-K for Fiscal Year Ended December 31, 2007; Item 15. Exhibits and Financial Statement Schedules

Please include as exhibits the Stock Purchase Agreement dated June 25, 2007 for the acquisitions of Associated Industries Insurance Services, Inc, and the December 2007 agreement for the acquisition of the Unitrin Business Insurance unit. Please see item 601(b)(2) of Regulation S-K.

The Stock Purchase Agreement dated June 25, 2007 for the acquisition of Associated Industries Insurance Services, Inc. was included as Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007. The Stock and Asset Purchase Agreement dated December 6, 2007 (the “SAPA”) by and between the Company and Trinity Universal Insurance Company (“Trinity”), by which the Company acquired from Trinity its Unitrin Business Insurance unit, closed effective June 1, 2008. The SAPA was filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2008.

10.	Form 10-K for Fiscal Year Ended December 31, 2007; Exhibits 31.1 and 31.2

Please revise these certifications to include the entire introductory language of paragraph 4 which also addresses internal control over financial reporting. This comment also applies to the certifications file with your Form 10-Q for the quarterly period ended March 31, 2008.

In the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, the Company has included the entire introductory language of paragraph 4, which addresses internal control over financial reporting. The Company shall include all required language in future filings.

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 25, 2008

11.	Form 10-Q for Fiscal Quarter Ended March 31, 2008; Notes to Unaudited Condensed Consolidated Financial Statements; 5. Fair Value; page 11

It appears that investments held to maturity and available for sale are valued based on estimates prepared by independent party pricing services. In addition, you disclose that the fair value estimates of other investments, primarily limited partnerships or hedge funds, are determined by an external fund manager. This disclosure appears to indicate that the pricing services/fund managers determine fair value rather than management:

•	If this is not the case, please revise your disclosure to clarify.
•	In either case, please describe the techniques and disclose the assumptions used to determine fair value.

Further, while you are not required to indicate or infer that the third party pricing services/fund managers determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 securities Act filing, you will also need to include their consents.

Our reference to third party pricing services and fund managers was not intended to indicate that a third party determines our fair value estimates. In the Company’s Form 10-Q for the period ended June 30, 2008, the Company has revised its disclosure regarding investments held to maturity and available for sale to clarify that fair value is determined by management of the Company.

12.	Form 10-Q for Fiscal Quarter Ended March 31, 2008; Quantitative and Qualitative Disclosures About Market Risk; Interest Rate Risk, page 32

You disclose on page 28 that loan agreement was amended in February 2008 to provided for interest as a rate of LIBOR plus 90 basis points. Based on this disclosure it appears that certain debt is now subject to interest rate risk. Provide the quantitative disclosures about interest rate risk for these instruments using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K.

The Company acknowledges that certain of the Company’s debt is now subject to interest rate risk. In the Company’s Form 10-Q for the period ended June 30, 2008, the Company has revised its disclosure as required by Rule 305(a) of Regulation S-K.

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy of the disclosure in the filings; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg
Senior Assistant Chief Accountant
August 25, 2008

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (212) 220-7122, Ronald E. Pipoly, Chief Financial Officer at (216) 328-6116 or Stephen Ungar, General Counsel at (646) 458-7913 if you require any further information.

Sincerely,

/s/ Barry D. Zyskind
Barry D. Zyskind
President and Chief Executive Officer